July 14, 2008

Via Facsimile and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Attn:	Linda Van Doorn
Senior Assistant Chief Accountant

Re:	Post Properties, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008
Filed 02/29/08
File No. 1-12080
Dear Ms. Van Doorn:
     We are responding to the Staff of the Securities and Exchange Commission’s (the “Staff”) comments contained in its letter dated June 20, 2008 regarding Post Properties, Inc.’s (the “Company”) Form 10-K (the “Annual Report”) for its fiscal year ended December 31, 2007 and the Company’s Form 10-Q for the quarter ended March 31, 2008. For your convenience, this letter sets forth in italics the Staff’s comment before our response.
     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Note 2. Real Estate Acquisitions and Dispositions, page 68
Dispositions, page 69
1.	Please advise us of your basis in GAAP for recognizing an $81,268,000 gain on sale of real estate assets to your 25% owned Property LLC. Tell us how the gain was calculated, whether or not it represents a proportionate amount based upon the outside ownership interests in the joint venture and, whether or not you have any obligation to reinvest the proceeds received from the contribution or property. Refer to paragraph 30 of SOP 78-9 and paragraph 34 of SFAS 66.
Response:
In 2007, the Company transferred three operating apartment communities to an unconsolidated entity in which the Company retained a 25% non-controlling interest. Simultaneous with the formation transactions, a third-party institutional investor was admitted to the venture and contributed equity capital proportionate to its 75% interest in the entity. Also at the same time, the venture obtained third-party mortgage financing secured by the three operating communities. From those net proceeds, the 75% proportionate share of the equity capital contributed and the 75% proportionate share of the debt proceeds attributable to the third-party institutional investor totaling $136,200,000 were then distributed to the Company at the formation, representing the total consideration for the Company’s sale of the 75% interest in the three operating properties to the venture partner.

The Company recognized a gain of $81,268,000 from this transaction calculated as the difference between the proceeds received from the independent third party for its 75% interest in the unconsolidated entity of $136,200,000, net of selling costs, or $134,922,000 and the Company’s 75% proportionate share of the net book value of operating communities, including selling costs ($53,654,000), transferred to the unconsolidated entity. Other than an obligation to contribute a de minimis amount of additional capital in an amount proportionate with its 25% retained ownership interest in the unconsolidated entity up to a maximum of $150,000, the Company does not have any capital obligation to reinvest the cash proceeds received in this transaction.

The Company evaluated the appropriateness of gain recognition proportionate to the outside ownership interests in the unconsolidated entity under both SOP 78-9 and SFAS 66. In paragraph 30 of SOP 78-9, the consensus conclusion supports the fact pattern of the above referenced transaction. SOP 78-9 concluded that real estate capital contributions to joint ventures, followed by immediate cash distributions for a proportionate share of the venture, may in economic substance be sales of the proportionate interest of the contributed real estate. The SOP supports profit recognition of the contributing investor’s sale of the outside interests in an entity when cash is exchanged and where there is no continuing involvement with the real estate that would preclude gain recognition under SFAS 66.

The Company also evaluated the appropriateness of gain recognition under SFAS 66, including paragraph 34. For this specific transaction, the Company (seller) recognized a gain equal to the 75% proportionate share associated with the 75% outside interests in unconsolidated entity (buyer) that obtained the real estate. This treatment is consistent with paragraph 34, as the Company (seller) does not control the unconsolidated entity (buyer). The Company retains a minority 25% interest in the unconsolidated entity. Further, consistent with paragraphs 33 and 34, the Company received cash proceeds from the transaction and, other than the $150,000 discussed above, the Company does not have any capital obligation to support the operations of the unconsolidated real estate entity. Additionally, the Company does not engage in any additional forms of continuing involvement with the unconsolidated entity under SFAS 66 that would preclude gain recognition under SFAS 66.

Based on the above, the Company concluded that the 75% proportionate gain recognition was appropriate under GAAP.
* * * *
     I hope the foregoing information is helpful. If I can be of any assistance to the Staff in explaining the matters described in this letter, please let me know. Please contact me with any questions or comments at (404) 846-5028.

Very truly yours,
/s/ Christopher J. Papa
Christopher J. Papa
Executive Vice President and Chief Financial Officer